UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated October 3, 2018

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                         No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains a Stock Exchange Announcement dated 02 October 2018 entitled ‘VODAFONE ITALY ACQUIRES SPECTRUM FOR 5G SERVICES’

RNS: 7658C

Vodafone Group Plc

02 October 2018

VODAFONE ITALY ACQUIRES SPECTRUM FOR 5G SERVICES

Vodafone Italy has acquired spectrum to enable the deployment of new 5G technology for a total cost of €2.4 billion.  The spectrum will deliver substantial network operating cost efficiencies to meet the expected future growth in data traffic.

The spectrum acquired in the auction hosted by the Ministry of Economic Development comprises:

•                  3700 MHz — 80 MHz for €1,685 million, available from 1 January 2019 with a licence duration of 19 years.

•                  700 MHz — 2 x 10 MHz FDD (Frequency Division Duplexing) for €683 million, available from July 2022 with a licence duration of 15.5 years.

•                  26 GHz — 200 MHz for €33 million, available from 1 January 2019 with a licence duration of 19 years.

The 3700 MHz spectrum acquired can be immediately utilised by Vodafone Italy to enhance coverage, improve capacity, and for the rapid development of 5G services.

When it is available from 2022, the 700 MHz spectrum will be used to deploy enhanced 5G services, providing nationwide coverage at very high speed and very low latency for next-generation applications including IoT, virtual and augmented reality, connected vehicles and robotics.

Vodafone can also use the 26 GHz spectrum acquired to deliver high capacity services in densely populated locations such as city centres, sports stadiums or industrial plants.

Vodafone is also leading 5G trials promoted by the Ministry for Economic Development in Milan and its metropolitan area, with the aim of transforming Milan into the 5G capital of Europe.  Vodafone expects to have already achieved coverage of 80% of Milan and its metropolitan area by December 2018.

Vodafone Group CEO Nick Read said: “Auctions should be designed to balance fiscal requirements with the need for investment to enable economic development. Telecoms is the sector that enables all other sectors to participate in the Gigabit society. It is critical that European governments avoid artificial auction constructs which fail to strike a healthy balance for the industry.”

Vodafone Italy has the following spectrum holdings before and after the auction:

	Existing Holding	Purchased	Post-purchase
700 MHz (FDD)		2 x 10 MHz	2 x 10 MHz
800 MHz	2 x 10 MHz		2 x 10 MHz
900 MHz	2 x 10 MHz		2 x 10 MHz
1400 / 1500 MHz	1 x 20 MHz		1 x 20 MHz
1800 MHz	2 x 20 MHz		2 x 20 MHz
2100 MHz (inc. TDD)	2 x 15 + 5 MHz		2 x 15 + 5 MHz
2600 MHz	2 x 15 MHz		2 x 15 MHz
3700 MHz (TDD)		80 MHz	80 MHz
26 GHz		200 MHz	200 MHz

- ends -

For further information:

Vodafone Group
Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

About Vodafone Group

Vodafone Group is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone Group has mobile operations in 25 countries, partners with mobile networks in 46 more, and fixed broadband operations in 18 markets. As of 30 June 2018, Vodafone Group had 534.5 million mobile customers and 19.9 million fixed broadband customers, including India and all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: October 3, 2018	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary